Exhibit 99.5

Bitfarms Reports First Quarter 2023 Results with

 Adjusted EBITDA of $6 Million

-Accelerates 6.0 EH/s target to September 30, 2023 -

 -Mines 21,000+ BTC since inception, 1,297 BTC in Q1 2023 and 379 in April 2023 -

 -Posts direct cost of production of $12,500 per BTC Q1 2023 -

 -Achieves 5.0 EH/s in April 2023 -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (May 15, 2023) - (GLOBE NEWSWIRE) — Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a vertically integrated global bitcoin company, reported its financial results for the first quarter ended March 31, 2023. All financial references are in U.S. dollars.

During the first quarter of 2023, Bitfarms mined 1,297 BTC. “Focused on maintaining financial and operating discipline, we have built strength and flexibility to drive growth and accelerated our 6.0 EH/s target from the end of Q4 2023 to the end of Q3 2023,” said President and CEO of Bitfarms Geoff Morphy. “With our foundation and momentum, we expect to seize opportunities both today and around the next Bitcoin halving which is approaching in April 2024.”

Morphy noted, “In Q1 2023, as BTC prices improved, our low operating cost model drove Adjusted EBITDA to over $6 million, up from $1 million in Q4 2022. Averaging 14.4 BTC mined per day in Q1 2023, we reached 1,297 BTC for the quarter and exceeded 21,000 BTC mined by hydropower since inception through May 7, 2023. Continuing to position ourselves for opportunistic growth, we increased financial liquidity and flexibility by paying down indebtedness and retaining a portion of BTC from production. We are confident our Q1 2023 direct cost of production per BTC*** of $12,500 remains among the lowest in the industry, and our total average cash cost of production of $17,600 was well below our average BTC sales price of $22,500 in Q1 2023. During the quarter, we increased our hashrate by 7% to 4.8 EH/s as of March 31, 2023, and then hit 5.0 EH/s as of April 27, 2023.”

“In April 2023, we began energizing additional miners in Rio Cuarto, Argentina, as our private power provider received its operating permit to power up to 100 MW. Initially, we expanded from 8 to 18 operating MW at our built 50 MW warehouse at this location, and additional miners are on order to ramp production to its full capacity. Using a combination of cash and vendor credits to purchase new miners at an average price of $14.10/TH, we anticipate this will be a highly accretive expansion requiring little incremental capital,” added Morphy.

Financial Highlights for the Quarter ended March 31, 2023

●	Total revenue was $30 million, compared to $27 million in Q4 2022, reflecting higher average BTC prices partially offset by a decrease in total BTC produced.

●	Gross mining profit* and gross mining margin* were $12 million and 42%, respectively, compared to $8 million and 33% in Q4 2022, respectively.

●	General and administrative expenses, excluding non-cash share-based compensation, were $6 million, down 29% from Q4 2022.

●	Operating loss was $15 million, including a $1 million realized gain on disposition of digital assets and a $3 million reversal of revaluation loss on digital assets, compared to $20 million in Q4 2022, which included a $9 million non-cash impairment reversal, a $29 million realized loss on disposition of digital assets, and a $23 million reversal of revaluation loss on digital assets.

●	Net loss was $2 million, or ($0.01) per basic and diluted share, compared to $17 million, or ($0.08) per basic and diluted share, in Q4 2022.

●	Non-IFRS Adjusted EBITDA* was $6 million, or 21% of revenue, compared to $1 million, or 4% of revenue, in Q4 2022.

●	The Company mined 1,297 BTC at an average direct cost of production per BTC*** of $12,500, compared to $11,100 in Q4 2022.

●	Total cash costs of production per BTC was $17,600 in Q1 2023, up from $16,800 in Q4 2022.

Liquidity as of March 31, 2023

The Company held $29 million in cash and 435 BTC valued at approximately $12 million based upon a BTC price of approximately $28,500 as of March 31, 2023.

Q1 2023 Financing Activities

●	Sold 1,267 BTC at an average price of $22,500 per BTC for total proceeds of $28 million, a portion of which was used to repay equipment related indebtedness.

●	Negotiated the termination of the equipment financing with BlockFi Lending LLC, which had an outstanding balance of $20 million as at December 31, 2022, to align with market conditions, with a settlement of the loan for $8 million, resulting in a gain on extinguishment of long-term debt of $13 million.

●	Reduced equipment-related indebtedness by $25 million, which includes the BlockFi settlement.

●	Raised $16 million in net proceeds through the Company’s at-the-market equity offering program.

Financing Activities Subsequent to Q1 2023

●	Sold daily production, totaling 379 BTC, during April 2023, generating proceeds of $10 million.

●	Added 30 BTC to treasury in April, increasing BTC in custody to 465, representing a total value of approximately $14 million based on a BTC price of $29,300 on April 30, 2023.

Q1 2023 and Recent Operating Highlights

●	Reached 5.0 EH/s total company hashrate as of April 27, 2023.

●	Surpassed 21,000 BTC mined with renewable hydropower since 2017 founding, which is 1/1000 (or 0.1%) of the entire BTC pool.

●	Averaged 14.4 BTC per day in daily production in Q1 2023, frequently exceeding 15 BTC per day in daily production.

●	Mined 379 BTC in April 2023.

●	Received and installed approximately 3,000 miners in Q1 2023, adding 300 PH/s to Bitfarms’ online hashrate.

●	Added new automated hardware diagnostics tool that improves repair times.

●	Deployed real-time energy tracking across all sites, allowing for individual machine optimization.

Expansion Update

●	On April 10, 2023, the Company entered into agreements to acquire 22 MW of hydro-power capacity in Baie-Comeau, Quebec and lease a site to build the acquired capacity, subject to closing.

●	On April 24, 2023, the Company confirmed receipt of the necessary power permits to expand production up to 100 MW at its Rio Cuarto, Argentina facility. This more than doubled the active mining capacity at that site to 18 MW in the Company’s completed 50 MW warehouse as of April 30, 2023. Over 6,200 new Bitmain and MicroBT miners were placed on order to install an additional 22 MW in the first warehouse.

Quarterly Operating Performance

	Q1 2023	Q4 2022	Q1 2022
Total BTC mined	1,297	1,434	961
Average Watts/Average TH efficiency	39	40	43
BTC sold	1,267	3,093	18

	As of March 31,	As of December 31,	As of March 31,
	2023	2022	2022
Period-end operating EH/s	4.8	4.5	2.7
Period-end operating capacity (MW)	188	188	121
Hydropower (MW)	178	178	121

Quarterly Average Revenue** and Cost of Production per BTC***

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Avg. Rev**/BTC	$22,500	$18,100	$21,300	$32,700	$41,300
Direct Cost***/BTC	$12,500	$11,100	$9,600	$10,100	$8,700
Cash Cost/BTC	$17,600	$16,800	$14,500	$17,200	$18,100

Conference Call

Management will host a conference call and live webcast with an accompanying presentation today, Monday, May 15, 2023, at 11 a.m. ET to review the Company’s financial results and quarterly activity. Following management’s formal remarks there will be a live question-and-answer session, which may include pre-submitted questions. Participants are asked to pre-register for the call through the following link:

Q1 2023 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or who are unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:

Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through May 22, 2023, and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 6903864. A presentation of the Q1 2023 results will be accessible on Monday, May 15, 2023, under the “Investors” section of Bitfarms’ website.

*	Gross mining profit, gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures or ratios and should be read in conjunction with and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.

**	Average revenue per BTC is for mining operations only and excludes Volta revenue.

***	Direct Cost of Production per BTC represents the direct cost of Bitcoin based on the total electricity costs divided by the total number of Bitcoin mined.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 10 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

 https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts per Terahash

●	KWh = Kilowatt per hour

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release as to regarding opportunities both today and around the next Bitcoin halving and regarding the Company’s expansion in Argentina, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “should”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations and approvals; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023, and the MD&A for three-month period ended March 31, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations

David Barnard

 +1 415-433-3777

 Investors@bitfarms.com

Actual Agency

Lisa Helfer

+1 646-373-9946

 mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

 lmleclerc@tactconseil.ca

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change

Revenues	30,050	40,329	(10,279)	(25)%
Cost of revenues	38,403	23,292	15,111	65%
Gross (loss) profit	(8,353)	17,037	(25,390)	(149)%
Gross margin(1)	(28)%	42%	—	—

Operating expenses
General and administrative expenses	8,360	13,843	(5,483)	(40)%
Realized (gain) loss on disposition of digital assets	(587)	34	(621)	nm
Reversal of revaluation loss on digital assets	(2,695)	(3,702)	1,007	(27)%
Loss (gain) on disposition of property, plant and equipment	1,566	(12)	1,578	nm
Operating (loss) income	(14,997)	6,874	(21,871)	(318)%
Operating margin(1)	(50)%	17%	—	—

Net financial income	(12,188)	(4,083)	(8,105)	199%
Net (loss) income before income taxes	(2,809)	10,957	(13,766)	(126)%

Income tax (recovery) expense	(330)	6,438	(6,768)	(105)%
Net (loss) income	(2,479)	4,519	(6,998)	(155)%

Basic (loss) earnings per share (in U.S. dollars)	(0.01)	0.02	—	—
Diluted (loss) earnings per share (in U.S. dollars)	(0.01)	0.02	—	—
Change in revaluation surplus - digital assets, net of tax	1,225	—	1,225	100%
Total comprehensive (loss) income, net of tax	(1,254)	4,519	(5,773)	(128%)

Gross Mining profit (1)	12,185	30,140	(17,955)	(60)%
Gross Mining margin (1)	42%	76%	—	—
EBITDA (1)	19,511	27,033	(7,522)	(28)%
EBITDA margin (1)	65%	67%	—	—
Adjusted EBITDA (1)	6,334	21,440	(15,106)	(70)%
Adjusted EBITDA margin (1)	21%	53%	—	—

nm: not meaningful

(1)	Gross margin, Operating margin, Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin, are non-IFRS financial measures or ratios; refer to Section 9 - Non-IFRS Financial Measures and Ratios of the Company's MD&A.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change

Revenues	30,050	40,329	(10,279)	(25)%

Net (loss) income before income taxes	(2,809)	10,957	(13,766)	(126)%
Interest expense	1,620	3,010	(1,390)	(46)%
Depreciation and amortization expense	20,700	13,066	7,634	58%
EBITDA	19,511	27,033	(7,522)	(28)%
EBITDA margin	65%	67%	—	(2)%
Share-based payment	2,536	6,105	(3,569)	(58)%
Realized (gain) loss on disposition of digital assets	(587)	34	(621)	nm
Reversal of revaluation loss on digital assets	(2,695)	(3,702)	1,007	(27)%
Gain on extinguishment of long-term debt and lease liabilities	(12,835)	—	(12,835)	(100)%
Net financial (income) expenses and other	404	(8,030)	8,434	105%
Adjusted EBITDA	6,334	21,440	(15,106)	(70)%
Adjusted EBITDA margin	21%	53%	—	(32)%

nm: not meaningful

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Gross (loss) profit	(8,353)	17,037	(25,390)	(149)%
Non-Mining revenues (1)	(842)	(604)	(238)	39%
Depreciation and amortization expense	20,700	13,066	7,634	58%
Purchases of electrical components and other	324	312	12	4%
Electrician salaries and payroll taxes	356	329	27	8%
Gross Mining profit (2)	12,185	30,140	(17,955)	(60)%
Gross Mining margin	42%	76%	—	—

(1)	Non-mining revenues reconciliation:

	Three months ended March 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Revenues	30,050	40,329	(10,279)	(25)%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(29,208)	(39,725)	10,517	(26)%
Non-Mining revenues	842	604	238	39%

(2)	“Gross Mining Profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales that do not directly relate to mining related activities. "Gross Mining margin” is defined as the percentage obtained when dividing Gross Mining profit by Revenues from mining related activities.